SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES CLOSURE OF MARSEILLE BASE
4 AIRCRAFT, 13 ROUTES, 200 JOBS LOST AT MARSEILLE,
AS AIRCRAFT AND JOBS SWITCH TO SPAIN AND ITALY

Ryanair, Europe's favourite airline, today (13th Oct) announced that it will close its only French base at Marseille Airport from Tuesday 11th Jan 2011, following the commencement of legal proceedings against Ryanair's Marseille base, where all of its 200 pilots and cabin crew work on Irish aircraft (i.e. Irish territory) and pay their taxes and social insurance contributions in Ireland where they receive their Irish pay.  The four Marseille based aircraft (and 200 Ryanair jobs) will now be moved in January to competitor airports in Spain, Italy and Lithuania, with the result that 13 Marseille routes will be closed from 11th January.  Ryanair will continue to operate 10 routes to/from Marseille Airport, on aircraft and crews that are based elsewhere.

Ryanair's base at Marseille and its Flight Crews fully comply with the European Directive on Transport Workers which allows all mobile transport workers to pay income tax and social insurance in the country they work (which in this case is Ireland because they work on Irish registered aircraft which is defined as Irish territory) or where their employer is resident and where they are physically paid, which also in Ryanair's case is Ireland.  The French authorities wish to take a different view and claim that these mobile (Irish) workers should pay income tax and social insurance in France, rather than in Ireland, even though this is contrary to EU regulations.

The closure of Ryanair's Marseille base and the loss of these aircraft and jobs demonstrates why the European regulations on mobile workers should be respected by France and why this attempt by the French authorities to force these mobile workers to pay taxes in France, when they are employed on Irish territory and paid in Ireland, are doomed to failure. Ryanair has taken a case in the European Courts against this French decree which clearly runs counter to EU rules on international transport workers.

Speaking today in Marseille, Ryanair's Michael O'Leary said:

"We are very disappointed at this decision by the French authorities to initiate proceedings against Ryanair's base in Marseille, which complies fully with EU regulations for mobile transport workers.  These are not French jobs, but rather Irish jobs on Irish aircraft, which are defined by EU regulations as Irish territory.  All of these people pay their tax and social insurance, in accordance with EU regulations, in Ireland and they remain fully tax compliant.

"Sadly the loss of these 4 aircraft, 200 jobs and 13 routes at Marseille is the high price necessary to demonstrate that these are mobile Irish workers, which is why they are covered by the EU regulations for mobile transport workers; and not by a  local French decree which  Ryanair is currently appealing to the European Courts .  This ill-judged legal action has therefore cost Marseille and France jobs, foreign investment and lost visitors in circumstances where our Marseille base fully complies with EU regulations for transport workers.

"Ryanair remains committed to Marseille Airport and in particular to its low cost MP2 Terminal.  Ryanair will now be working with the management of Marseille Airport to try to grow other routes and traffic, on aircraft which are based overseas, particularly as Ryanair opens up bases elsewhere in Europe.  Sadly the loser in all of this will be Marseille Airport, tourism and jobs in the Provence region."

MARSEILLE BASE CLOSURE 2011
10 Routes Continue	13 Routes to Close
Brussels	Agadir
Dusseldorf	Brest
Fez	Eindhoven
London	Lille
Madrid	Marrakesh
Malta	Nador
Porto	Nantes
Rome	Palermo
Seville	Paris
Valencia	Tangier
Tenerife
Tours
Venice

For further information
please contact:                       Stephen McNamara              Joe Carmody
                                                Ryanair Ltd                            Edelman
                                                Tel: +353-1-8121212              Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 13 October, 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary